Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

July 14, 2021

VIA EDGAR TRANSMISSION

Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Tidal ETF Trust (the “Trust”)
File Nos. 333-227298, 811-23377
Robinson Alternative Yield Pre-Merger SPAC ETF (the “Fund”)

Dear Ms. Marquigny:
The Trust filed correspondence on June 14, 2021 (the “Initial Response Letter”), in which it responded to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding Post-Effective Amendment No. 52 to the Trust’s Registration Statement on Form N-1A filed on May 20, 2021 (SEC Accession No. SEC Accession No. 0000894189-21-002119). The Trust subsequently filed Post-Effective Amendment No. 62 to the Trust’s Registration Statement on Form N-1A filed on June 21, 2021 (SEC Accession No. SEC Accession No. 0000894189-21-003798), with respect to the Fund, which became automatically effective on the same date. This correspondence is being filed in response to additional comments provided by the Staff on June 24, 2021. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.
1.With respect to the Staff’s comment 6 in the Initial Response Letter, please further clarify the Fund’s response, and specifically with respect to how the Fund will generate total return.
Response: The Trust responds supplementally by noting that a SPAC’s IPO proceeds, less proceeds used for certain fees and expenses, are held in a trust account. The value of the trust account divided by the number of shares issued by the SPAC provides a pro rata trust account value. The value of a SPAC’s trust account is updated with required quarterly financial statement filings. The Sub-Adviser intends to purchase SPAC common stock shares trading at, or below, the value of the underlying pro rata share of the trust account, and the Sub-Adviser intends to purchase SPAC units trading at prices at, or below, the combination of the value of the pro rata share of the trust account and the market value of any attached warrants. The Sub-Adviser believes there are two ways that the Fund will generate total return by acquiring SPAC common stock that is trading at, or below, the pro rata trust account value. If a SPAC fails to complete a business combination in the allotted 24 months the proceeds of the trust account will be returned to shareholders on a pro rata basis and the Sub-Adviser anticipates that this will be equal to or greater than the price paid by the Fund to acquire the SPAC common stock. Alternatively, the SPAC will announce a business combination which may cause the SPAC common stock to trade above the pro rata trust account value, at which time the Fund can sell the shares in the secondary market. Should a SPAC’s common stock resume trading at prices above the pro rata trust account value, the Fund anticipates buying SPAC units at their pro rata trust account value plus the market value of attached warrants and subsequently selling the attached warrants once they can trade separately (typically 52 days after the IPO). The Sub-Adviser believes that buying SPAC common stock shares below the pro rata trust account value and/or buying SPAC units at the pro rata trust account value plus the value of any attached warrants is consistent with a total return strategy.
Although the Trust believes that this approach is built into the current disclosure of the Fund’s principal investment strategies, the Trust undertakes to consider whether enhanced or revised disclosure may be appropriate at the next opportunity, which may be through either a supplement or a post-effective amendment applicable to the Fund’s Registration Statement.
2.With respect to the Funds’ response to the Staff’s comment 7.b., explain how the Fund’s SPAC warrants are valued. Also, please explain whether all SPAC holdings have attached warrants.
Response: The Trust responds supplementally by noting that the Trust will value any warrants held by the Trust in accordance with the Trust’s “Pricing and Valuation Procedures,” which provide that warrants, if trading on an exchange, will be valued at the last quoted sale price on the primary exchange, as obtained from an independent pricing agent. If an independent pricing agent does not provide a price for the warrants, or the price is considered unreliable, the Trust’s valuation committee will value the warrants using the Black-Scholes model. The Trust further responds by noting that not all of the Fund’s SPAC holdings will have attached warrants. At some point after a SPAC IPO, typically 52 days, SPAC common stock and warrants will trade separately on an exchange.
The Trust believes the response to this comment is consistent with the existing disclosure in the Fund’s prospectus under “Determination of Net Asset Value” but undertakes to consider whether enhanced or revised disclosure may be appropriate at the next opportunity, which may be through either a supplement or a post-effective amendment applicable to the Fund’s Registration Statement.
3.With respect to the Fund’s response to the Staff’s comment 11, the Staff would like the range of holdings included in the Fund’s prospectus disclosure.
Response: The Trust undertakes to make the requested revision at the next opportunity, which may be through either a supplement to the prospectus or a post-effective amendment applicable to the Fund’s Registration Statement.
4.Please revise the Item 9 “General Market Risk” to expand and enhance the Item 4 disclosure.
Response: The Trust undertakes to enhance the Item 9 “General Market Risk” to make the requested revision at the next opportunity, which may be through either a supplement to the prospectus or a post-effective amendment applicable to the Fund’s Registration Statement.

Sincerely,

/s/ Alia Vasquez
Alia Vasquez
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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